SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Arcadia Resources, Inc.
(Name of Issuer)
Common Stock, $ 0.001 par value
(Title of Class of Securities)
039209101
(CUSIP Number)
August 9, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAME OF REPORTING PERSONS Lawrence Kuhnert

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	00-- Securities acquired in connection with statutory merger (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		8,897,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,897,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,897,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.88%

14	TYPE OF REPORTING PERSON*

	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Amendment No. 4 to Schedule 13D
This Amendment No. 4 (the “Amendment”) updates, amends and/or supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 20, 2004 and amendments filed by the reporting person. Except as stated otherwise herein, there is no change in the Schedule 13D, which Schedule 13D is not otherwise restated herein.
Item 1. Security and Issuer.
Item 1 of the Schedule 13D is hereby amended and supplemented to identify the name of the Issuer following a name change effective on November 16, 2004 and change of principal executive offices:

Title of Security:	Common Stock

Issuer:	Arcadia Resources, Inc.
26777 Central Park Blvd., Suite 200
Southfield, Michigan 48076
Item 5. Interest in Securities of the Issuer.
Items 5(a) and 5(b) of the Schedule 13D are hereby amended and supplemented as follows:
a.	Item 5(a) is hereby amended and supplemented so that the first two sentences are deleted and replaced with the following text, which is inserted prior to the third sentence of Item 5(a) of the Schedule 13D describing certain options:
The reporting person has sole voting, dispositive power and pecuniary interest in 8,897,000 shares of common stock of the Issuer, consisting of 5,497,000 shares issued and outstanding, 400,000 shares issuable on exercise of warrants exercisable until May 4, 2011, issued as part of the consideration to the RKDA shareholders under the Merger, and options to purchase 3,000,000 shares of the issuer’s common stock described below. The 8,897,000 shares of common stock are net of 3,200,000 shares which were held in escrow and which were forfeited to the Issuer due to the failure of RKDA, Inc. (a wholly-owned subsidiary of the Issuer) and certain of RKDA, Inc.’s subsidiaries to achieve certain financial results for the twelve month periods ending March 31, 2006 and March 31, 2007, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 and filed with the Commission on August 9, 2007. See Section 2.2 of the Merger Agreement and the Escrow Agreement, both of which are attached hereto. In connection with the Merger, the reporting person was granted options to acquire up to 4,000,000 shares of voting common stock of the Issuer, at $0.25 per share. Under the terms of the option agreement, options to acquire 1,000,000 shares of common stock were forfeited to the Issuer due to the failure to achieve certain financial results for the twelve month periods ending March 31, 2006. Options to acquire 3,000,000 shares of common stock vested upon the reporting person’s termination of employment with the Issuer on February 28, 2007 and become exercisable from September 1, 2007 to February 28, 2008.
b.	Item 5(b) is hereby amended and supplemented so that it reads as follows in its entirety:
Sole Voting Power: 8,897,000
Shared Voting Power: 0
Sole Dispositive Power: 8,897,000
Shared Dispositive Power: 0
Aggregate amount reported at Line 11 as beneficially owned by the reporting person: 8,897,000
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended and restated to read as follows in its entirety:

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The reporting person entered into a voting agreement dated May 7, 2004 with certain shareholders of the Issuer in connection with the transaction giving the reporting person the right to elect a majority of the Company’s directors during the agreement’s term. The May 7, 2004 voting agreement is attached as an exhibit 7(b). The reporting person terminated the voting agreement on September 27, 2006.
See Item 5, above, relative to the forfeiture of 3,200,000 shares of the reporting person per Section 2.2 of the Merger Agreement and Escrow Agreement, attached hereto.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented to read as follows in its entirety:
a.	Agreement and Plan of Merger (previously filed with the Securities and Exchange Commission as an Exhibit to Schedule 13D filed on May 20, 2004 and incorporated herein by reference).

b.	Voting Agreement (previously filed with the Securities and Exchange Commission as an Exhibit to Schedule 13D filed on May 20, 2004 and incorporated herein by reference).

c.	Warrant Agreement (previously filed with the Securities and Exchange Commission as an Exhibit to Schedule 13D filed on May 20, 2004 and incorporated herein by reference).

d.	Stock Option Agreement (previously filed with the Securities and Exchange Commission as an Exhibit to Schedule 13D filed on May 20, 2004 and incorporated herein by reference).

e.	Escrow Agreement (previously filed with the Securities and Exchange Commission as an Exhibit to Schedule 13D filed on May 20, 2004 and incorporated herein by reference).

f.	Voting Agreement Termination September 27, 2006.

g.	Severance and Release Agreement between Arcadia Resources, Inc. and John E. Elliott, II, dated July 12, 2007 (previously filed on June 29, 2007 with the Securities and Exchange Commission by Arcadia Resources, Inc. as Exhibit 10.68 to Annual Report on Form 10-K and incorporated herein by this reference) (File No. 000-31249).
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2007
(Date)

/s/ Lawrence Kuhnert
Signature

Lawrence Kuhnert
(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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